EXHIBIT 16


July 27, 2000


Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for The Beard Company and, under the date of April 7, 2000, we reported on the con-solidated financial statements of The Beard Company and sub-sidiaries as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999. On July 20, 2000, our appointment as principal accountants was terminated. We have read The Beard Company's statements in-cluded under Item 4(a) of its Form 8-K dated July 27, 2000, and we agree with such statements, except that we are not in a position to agree or disagree with The Beard Company's statement that the change was approved by the audit committee of the board of directors.

Very truly yours,

KPMG LLP

Oklahoma City, Oklahoma